EXHIBIT 99.1

Westport Fuel Systems Reports Fourth Quarter and Fiscal 2017 Financial Results

Transformative Year; Well Positioned for 2018 with Market-Ready Solutions

VANCOUVER, British Columbia, March 22, 2018 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) reported financial results for the fourth quarter and year ended December 31, 2017 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

2017: A Transformative Year

  The company completed a strategic assessment of its entire portfolio and divested the industrial business assets for gross proceeds of $87.5 million, positioning Westport Fuel Systems to focus on the transportation sector.
  Through a series of orchestrated transactions, the company restructured its debt, which decreased total debt and royalty payable to $73.5 million as of December 31, 2017, down from $100.6 million in the prior year. Westport Fuel Systems repaid its debentures of $55.0 million CDN, entered into a $20.0 million USD loan with Export Development Canada, and raised gross proceeds of $28.7 million through an equity offering.
  The commercial launch of Westport HPDI 2.0™ for the European market provides an environmentally friendly, “no-compromise” performance heavy-duty truck that is ideal for long-haul use.
  The financing activities noted above were complemented by strong working capital management, which resulted in a cash balance of $71.8 million at December 31, 2017, an increase of $10.9 million from the prior year.

Financial Highlights

  2017 Automotive revenue of $239.4 million
  Q4 2017 net loss from continuing operations of $19.2 million, an improvement of 57% from a loss of $44.4 million  in Q4 2016
  Q4 2017 adjusted EBITDA loss of $3.5 million, an improvement of 67% from adjusted EBITDA loss of $10.6 million in Q4 2016

"We have made solid progress on our company’s transformation, which has stabilized the company overall," said Nancy Gougarty, Chief Executive Officer of Westport Fuel Systems. "Ever increasingly urgent demands for clean vehicles in key markets prove our market and industry is primed and ready for alternative fuels. Today we have market-ready solutions for our transportation customers. Our global reach, extensive product portfolio, and innovations will further advance our leading position in the alternative fuel industry and help us build a sustainable, profitable company that delivers value to shareholders for the long-term."

2018-2022 STRATEGIC FOCUS

Several macro trends are driving rapid change within the transportation sector, including adverse sentiment for diesel-fueled vehicles, urban air quality issues, and increased deployment of new alternative fuel technologies. To advance Westport Fuel Systems position in the markets and as a key player in the alternative fuel industry, the company has identified critical strategic initiatives that will drive leadership:

  Advance technology leadership and solutions
  Focus on market and customer demand
  Streamline operations and drive efficiency
  Leverage critical partnerships

2018 KEY PRIORITIES

As a result of the strategic focus, the key priorities for 2018 are:

  Broaden product offerings by accelerating development of new technologies
    To support the powertrain efficiency improvements in higher peak cylinder pressure, the company has undertaken development to create a higher pressure fuel system to address customer needs for higher peak cylinder pressure HPDI technology in the heavy-duty trucking sector.
    With passenger car powertrain technology advancing to direct injection, Westport Fuel Systems customers and distributors need components for direct injection engines. Westport Fuel Systems has developed technology solutions for direct injection applications for this passenger car market.
    With the need for technology advancement for spark ignited product, Westport Fuel Systems has developed and tested with customers a high efficiency spark ignited ("HESI") natural gas system offering. This is a ready-now product that is geared for medium-duty applications.

  Positioned for quick capture of changing market trends by deploying market-ready solutions
    With Westport HPDI 2.0™, dual fuel, HESI, and advancement to accelerate Euro VI engine management systems, Westport Fuel Systems continues to be the "GO TO" company for clean technology solutions. This is evidenced by the company developing Tata Motors' next generation spark-ignited engines to meet the Indian market Bharat Stage VI emission standards.

  Continued cash management initiatives to position the company to be agile to changing customer and market demands
    Building on Westport Fuel Systems "back to basics" manufacturing excellence initiatives to improve the company's agility to adjust to changing demands, as well as working capital.
    Drawing on companywide purchasing needs, Westport Fuel Systems is leveraging its buying position to improve purchase costs to offset commodity price increases and support gross margin.
    Focus engineering and development with significant customer funding, as well as projects with critical intellectual properties.

  Increase engagement with key OEMs and industry partners to advance market position
    By having "customer excellence" as a core guiding principle, Westport Fuel Systems is enabling its customers to be ahead of the curve and respond quickly to opportunities in the markets.
    By collaborating with technology partners such as AVL List GmbH., Westport Fuel Systems is advancing its technology leadership and solutions, while allowing the company to increase its scale and be more agile to changing market demands.
    By building relationships with industry associations, academic institutions, and government organizations, Westport Fuel Systems is enhancing opportunities for leadership on shared objectives, new partnerships, and new business opportunities.

GUIDANCE

Westport Fuel Systems expects to achieve positive adjusted EBITDA during the second quarter of 2018, driven by continued reduction in research and development expenses and Cummins Westport Inc.'s ("CWI") performance.

ORGANIZATIONAL UPDATES

In 2013 and 2014, the company implemented a strategy to hire several seasoned automotive industry professionals. They were representative of the talent needed to execute the Westport Fuel Systems mid-term strategic objectives, recognizing that several of these hires would transition or exit the company in or after 2018. As a result, succession planning in the near-term has resulted in and will continue to include internal realignment of employees moving into new positions, combined with an increase in external recruitment initiatives. Westport Fuel Systems Chief Financial Officer (“CFO”), Ashoka Achuthan, has indicated his plan to step down once his successor has been identified and appointed. Mr. Achuthan will remain with the company as an advisor for a period of time, assist with the CFO transition, and continue to serve as a member of the CWI Board of Directors. The company has initiated a search and is actively seeking his successor.

Q4 2017 & FULL YEAR 2017 FINANCIAL HIGHLIGHTS

CONTINUING OPERATIONS
($ in millions, except per share amounts)	Three Months Ended December 31,		Change Better / (Worse)	Year Ended December 31,
	2017	2016		2017	2016
Consolidated Revenues	$64.2	$60.1	7%	$247.1	$177.4
Consolidated Gross Margin	16.0	13.1	22%	64.1	36.4
Consolidated Gross Margin %	25%	23%	—	26%	20%
Consolidated Operating Expenses	32.6	44.4	27%	129.1	161.0
Research & Development Expenses (1)	11.7	15.0	22%	51.1	55.9
Income from Unconsolidated Joint Ventures (2)	(0.3)	1.3	(123)%	12.5	5.8
Net Loss from Continuing Operations	$(19.2)	$(44.4)	57%	$(61.1)	$(99.4)
Net Loss per Share from Continuing Operations	$(0.14)	$(0.43)	67%	$(0.51)	$(1.09)
Adjusted EBITDA (3)	$(3.5)	$(10.6)	67%	$(17.9)	$(43.4)

*Notes: The year ended December 31, 2016 included only seven months of Fuel Systems Solutions, Inc. and its year-over-year comparison is not meaningful.

(1) Research & development expenses are included in consolidated operating expenses.

(2) The company's income from unconsolidated joint ventures would have been $6.4 million and $19.2 million for the quarter ended and year ended December 31, 2017, respectively, excluding the $6.7 million one-time unfavourable tax charge related to a deferred tax asset adjustment as a result of the U.S. tax legislation passed in December 2017.

(3) Adjusted EBITDA is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

SELECTED BALANCE SHEET DATA
($ in millions)	Year Ended December 31,		Change Better / (Worse)
	2017	2016
Cash and Cash Equivalents	$71.8	$60.9	18%
Inventory	50.7	53.3	5%
Total Debt and Royalty Payable	73.5	100.6	27%
  Consolidated revenues for the quarter ended December 31, 2017 increased by $4.1 million to $64.2 million, or 7% over the same period last year. This is largely driven by the appreciation of the Euro against the US dollar and initial shipments of the Westport HPDI 2.0™ product.
  Consolidated gross margin for the quarter ended December 31, 2017 increased by $2.9 million to $16.0 million, or 22% over the same period last year. This is due to higher revenues and improved operating efficiencies.
  Consolidated operating expenses for the quarter ended December 31, 2017 decreased by $11.8 million to $32.6 million, or 27% over the same period last year. This is primarily related to an unrealized foreign exchange gain in Q4 2017 compared to an unrealized foreign exchange loss in Q4 2016, as well as reduction in research and development expenses related to Westport HPDI 2.0™ program despite the strengthening of the Euro and Canadian dollar against the U.S. dollar.
  Income from the unconsolidated joint ventures for the quarter ended December 31, 2017 decreased by $1.6 million to a loss of $0.3 million compared to income of $1.3 million in the same period last year. This reduction is a result of the U.S. tax legislation passed in December 2017 that reduces the U.S. federal corporate tax rate from 35% to 21% beginning in 2018. Although the new tax legislation will significantly benefit CWI in future years, a $13.4 million (Westport Fuel Systems share was $6.7 million) one-time unfavourable tax charge was recorded in the quarter. Excluding the tax charge, the company's income from the unconsolidated joint ventures would have been $6.4 million.
  Net loss from continuing operations for the quarter ended December 31, 2017 was $19.2 million or a loss of $0.14 per share, compared with net loss of $44.4 million or $0.43 per share in the same period last year.  This 57% improvement is driven by reduced loss from operations, lower impairment and obsolescence charges and a tax recovery despite lower income from unconsolidated joint ventures in Q4 2017 and an adjustment to the bargain purchase gain of $7.1 million recognized in Q4 2016.
  In 2017, the company focused on strengthening its balance sheet through a number of activities by repaying its $55.0 million CDN debentures, gross equity issuance of $28.7 million and a $20.0 million loan from Export Development Canada.  These financing activities complemented by strong working capital management resulted in a cash balance of $71.8 million at December 31, 2017 compared to $60.9 million at the beginning of the year.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended December 31,		Better / (Worse)	Year Ended December 31,		Better / (Worse)
($ in millions, except unit amounts)	2017	2016		2017	2016
Units	2,398	1,881	27%	7,955	7,232	10%
Revenue	$91.6	$70.4	30%	$317.3	$276.5	15%
Gross Margin	31.3	17.6	77%	109.5	77.1	42%
Gross Margin %	34%	25%	—	34%	28%	—
Operating Expenses	10.1	13.0	22%	52.2	61.0	14%
Segment Operating Income	$21.2	$4.6	362%	$57.3	$16.2	254%
Westport Fuel Systems 50% Interest	(0.3)	1.2	(129)%	12.5	5.6	123%
  Revenue for the quarter ended December 31, 2017 increased by $21.2 million to $91.6 million, or 30% over the same period last year. This is driven by completion of several bus tender orders, strong overall demand, pre-buy activities in advance of the 2018 on-board diagnostics ("OBD") compliant engines, as well as higher parts revenue attributed to higher population of natural gas engines.
  Gross margin for the quarter ended December 31, 2017 increased by $13.7 million to $31.3 million, or 34% of revenue from $17.6 million or 25% of revenue in the prior year quarter. The increase in gross margin and gross margin percentage is driven by higher revenues and a more favorable product mix.
  Operating income for the quarter ended December 31, 2017 increased by $16.6 million to $21.2 million, or 362% over the same period last year, primarily due to improvement in gross margin and lower operating expenses, mostly driven by reduction in research and development expenses related to OBD compliance.
  Westport Fuel Systems share of CWI's equity interest for the quarter ended December 31, 2017 decreased to a loss of $0.3 million from $1.2 million in same period last year, due to a $13.4 million one-time unfavourable tax charge that was recorded in the quarter as a result of the U.S. tax legislation passed in December 2017. Excluding the tax charge, Westport Fuel Systems 50% interest would have been $6.4 million for the quarter ended December 31, 2017.

NEW OPERATING BUSINESS SEGMENTS IN Q1 2018

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the company restructured its business segments to allow for further integration of product offerings. The Westport HPDI 2.0™ product line and all other Technology related activities previously reported under the Corporate & Technology segment will be combined with the Automotive business segment and renamed Transportation.

Under the new organization structure, Westport Fuel Systems will manage and report the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate:

  Transportation: consists of the previous Automotive segment with the addition of the Westport HPDI 2.0™ product line, technologies such as HESI and electronics, current and advanced research and development programs, supply chain, and product planning activities. This segment is accountable for driving strategy, creating business value, and delivering financial performance.
  CWI Joint Venture: represents Westport Fuel Systems 50% share in the CWI joint venture.
  Corporate: responsible for public company activities, corporate oversight and general administrative duties.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	31-Dec-16	31-Mar-17	30-Jun-17	30-Sep-17	31-Dec-17
Three months ended
Net loss from continuing operations	$(44.4)	$(12.8)	$(13.4)	$(15.7)	$(19.2)

Income tax expense	3.6	(0.8)	(4.0)	0.5	(0.1)
Interest Expense, net	4.3	3.4	6.3	0.9	2.5
Depreciation and amortization	3.4	3.7	3.5	3.9	3.9
EBITDA	(33.1)	(6.5)	(7.5)	(10.5)	(12.9)

Stock based compensation	1.2	1.1	3.1	2.1	0.7
Unrealized foreign exchange (gain) loss	8.1	(1.6)	1.0	2.5	(1.3)
Asset impairment	2.7	—	—	—	0.6
Inventory impairment from product line closure	1.3	—	—	—	—
Bargain purchase gain	7.1	—	—	—	—
(Gain) loss on sale of investments	(0.3)	—	—	—	—
Restructuring, termination and other exit costs	1.5	1.6	(1.6)	(0.1)	1.8
CWI US tax adjustment	—	—	—	—	6.7
Other	0.9	1.3	(0.3)	1.0	0.9
Adjusted EBITDA	$(10.6)	$(4.1)	$(5.3)	$(5.0)	$(3.5)

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems full financials for the fourth quarter and year ended December 31, 2017, please visit www.wfsinc.com/investors/financials.

CONFERENCE CALL PRESENTATION

The company is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems full financials for the year ended December 31, 2017.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, Friday March 23, 2018 at 5:30 am Pacific Time (8:30 am Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at www.wfsinc.com/investors/financials.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 2079. The replay will be available until March 30, 2018. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

2018 ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

The Westport 2018 Annual & Special Meeting of Shareholders will be held on Monday, May 7, 2018 at 10:00 am Eastern Time at 3400 One First Canadian Place, Toronto, ON M5X 1A4.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, the effect of and timing of  reorganization and restructuring of our business, the future strategic initiatives, future rationalization of operations and reduction of overhead expenses, continued research and development investment, future of our development programs (including those relating to the referenced HPDI and HESI program), Westport Fuel Systems' expected actionstiming and results of organizational restructurings, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks,uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in research and development expenses, increasing trends in gross margin from operations, CWI performance, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T 604-718-2046
invest@wfsinc.com